April 22, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application For Withdrawal of Post-Effective Amendment to Registration Statement on Form S-3 Filed For Penn-America Group, Inc. (Commission File No.333-49055)



Dear Sir or Madam:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Penn-America Group, Inc. ("Penn-America") hereby requests to withdraw its Post-Effective Amendment to Registration Statement on Form S-3 (Commission File No. 333-49055) that was filed with the Securities and Exchange Commission on April 15, 1999 (the "Amendment").

         Under the Amendment, Penn-America intended to increase the number of shares registered under the registration statement, however such an increase should properly have been instituted pursuant to a new registration statement under Rule 462(b). In addition, the Amendment was incorrectly filed under EDGAR form S-3/A instead of form POS AM. As such, the Amendment should be withdrawn as it cannot be properly declared effective on its face.

         On April 20, 1999, Penn-America requested that the form of the Amendment be converted to EDGAR form POS AM and filed its Registration Statement on Form S-3/MEF (File No. 333-76599) to properly increase the number of shares registered.

         Please contact Steven C. Robbins at Reed Shaw Smith & McClay at (215) 851-8119 with any questions or comments regarding this application. Thank you for your attention to this matter.

                                                      Sincerely,



                                                       PENN-AMERICA GROUP, INC.

                                                       By: /s/ Jon S. Saltzman
                                                           -------------------
                                                           President